Exhibit 1.01 to Form SD

AMSC CONFLICT MINERALS REPORT

OVERVIEW

This AMSC Conflict Minerals Report (“Report”) has been prepared pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 to December 31, 2014.

This Report relates to the process undertaken for AMSC products that were manufactured or contracted to be manufactured during calendar year 2014 and for which tin, tantalum, tungsten or gold (“3TG”) were necessary to the functionality or production of such products (such 3TGs, our “Necessary 3TGs”). This Report includes a discussion of the due diligence procedures performed, the ultimate determination of origin and conflict status reached, and the disclosures required by the Securities and Exchange Commission (“SEC”). AMSC is required to file this Report with the SEC because, based on our reasonable country of origin inquiry and further due diligence, we were not able to determinate that (i) the Necessary 3TGs used in our products did not originate in the Democratic Republic of Congo (“DRC”) or certain countries that share an internationally-recognized border with the DRC (each, an “adjoining country” and, together with DRC, the “Covered Countries”) or (ii) that we have no reason to believe that such Necessary 3TGs may have originated in a Covered Country. The Covered Countries are defined in Specialized Disclosure Report on Form SD to include DRC, Angola, Burundi, Central African, Tanzania, Uganda, and Zambia.

Our reasonable country of origin inquiry indicates a finding of DRC conflict undeterminable is appropriate in light of our efforts to ascertain if materials used in our products originate in covered countries.

Based on our assessment of survey responses received from suppliers, we determined that a majority of the materials used in the production of our products do not contain Necessary 3TGs. However, our country of origin inquiry concluded that the origin of the remainder of the materials could not be determined. Our overall determination is a result of effort through March 31, 2015. Our effort, which commenced in 2013, continues as fully described below.

We continue to undertake due diligence in accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (Second Edition) (including the supplements on Gold and on Tin, Tungsten and Tantalum) (“OECD Framework”) being adopted, and described below, and will continue to do so on the source of custody of the materials described as conflict minerals used in the production of our products that we manufacture across the globe.

AMSC

64 Jackson Road | Devens MA 01434 | +1 (978) 842-3000

www.amsc.com

We have disclosed the information above, along with a copy of this Report, on our website, http://ir.amsc.com/governance.cfm.

PRODUCT DESCRIPTIONS

Our Grid products include:

•	D-VAR® Systems. D-VAR® systems can provide the reactive power needed to stabilize voltage on the grid. These systems also can be used to connect wind farms and solar power plants to the power grid seamlessly as well as to protect certain industrial facilities against voltage swells and sags.

•	Superconductor Wire and Applications. Using a compound of yttrium barium copper oxide (“YBCO”), we manufacture and provide superconductor wire that can conduct many times more electricity than conventional conductors with no power loss. This wire can be incorporated into a variety of applications that we market, including: Resilient Electric Grid systems, Standalone Fault Current Limiters, and Ship Protection Systems for the U.S. Navy.

Our Wind products include:

•	Electrical Control Systems. Our electrical control systems regulate voltage, control power flows and maximize wind turbine efficiency, among other functions. Our electrical control systems contain our PowerModule™ power electronic converters, which incorporate power semiconductor devices that switch, control and move large amounts of power faster and with far less disruption than the electromechanical switches historically used.

DUE DILIGENCE

Our due diligence framework has been designed to conform to the OECD Framework. As due diligence progresses, modifications have and will continue to be made to improve all facets of our process from our product assessment, due diligence, and reporting.

Phase one included a comprehensive screening of our product families. The product families include Grid products and Wind products, which also represent our reporting segments. Our Grid products include D-VAR® Systems and Superconductor Wire and associated applications. Our Wind products include Electrical Control Systems. Descriptions of each product can be found under “Product Descriptions”.

AMSC

64 Jackson Road | Devens MA 01434 | +1 (978) 842-3000

www.amsc.com

Phase two included AMSC engineers’ conducting a detailed bill of material review to ascertain if any of our components contain or are believed to contain Necessary 3TGs necessary to the functionality or production of our products.

All purchased parts or components that are believed or may contain Necessary 3TGs minerals via engineering review are confirmed by our suppliers to be absent of minerals described as Necessary 3TGs. This screening was requested of all of our 136 major suppliers globally.

We use the supplier traceability reporting format developed by the Electronic Industry Citizenship Coalition (“EICC”), a US-based electronics manufacturing trade association in 2010.

Purchased parts or components that are believed to contain Necessary 3TGs via engineering review and survey are required by the supply chain to disclose the source of origin using the EICC reporting template detailing the unique smelter ID number of every source of material procured. (Disclosure requests are first primarily requested of suppliers based on delivery quantities from the supplier in addition to the period deliveries were received). Current products manufactured in the last year and related deliveries are prioritized based on quantities used in production and the likelihood suppliers are available to respond.)

Disclosures from our suppliers that are received are reviewed for completeness, consistency and accuracy based on known smelter capabilities and locations. This is performed by our supply chain teams assigned to each of the described product families. Efforts to obtain non responding disclosures are typically made through second requests and follow up calls. Progress continues to be made in our response rate. Non-responding suppliers could face discontinuation of their supply service to AMSC.

Responses received from suppliers in North America continue to be generally more complete and often indicate that they are conflict free as opposed from suppliers in other parts of the world. Due to the unpredictability of response rates and the completeness of the responses, we continue to update our due diligence process to assure the highest response rate reasonably possible. A significant portion of our supply chain is not required to file reports with the SEC under Sections 13(a) or 14(b) of the Securities Exchange Act of 1934, and is therefore not concerned by reporting obligations pursuant to Rule 13p-1.

Of the 136 originally surveyed suppliers for our combined product mix, 51 or 38% have confirmed Necessary 3TGs, and 42 or 31% are undetermined or the supplier has indicated no Necessary 3TGs but based on due diligence are suspected of having Necessary 3TGs for which neither the facilities used to process such Necessary 3TGs nor its country of origin is known.

We have taken significant steps to improve the due diligence process and are committed to continuous process improvement and taking additional steps to mitigate the risk that our necessary conflict minerals benefit armed groups. The additional steps implemented include:

•	Continuous internal oversight and review process of responses;

•	Continuous risk based evaluation of bills of material to confirm suspect materials;

•	Risk based selection of suppliers providing suspect materials for current products;

AMSC

64 Jackson Road | Devens MA 01434 | +1 (978) 842-3000

www.amsc.com

•	Process for requesting declarations and after a reasonable period with no response, second requests;

•	Detailed inspection of responses and following up on inconsistencies, missing information, or possible inaccuracies of information; and

•	Follow up phone calls for suppliers not responding to second request.

We will keep improving our due diligence measures by working more closely with suppliers to help them understand and satisfy our requirements fully.

DEFINITIONS

CONFLICT MINERALS

The term conflict minerals means:

(i)	Columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives which are limited to tantalum, tin, and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country; or

(ii)	Any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

DRC CONFLICT FREE

The term DRC conflict free means that the product does not contain conflict minerals necessary to the functionality or production of that product that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country. Conflict minerals that a registrant obtains from recycled or scrap sources are considered DRC conflict free.

The term armed group means an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 (22 U.S.C. 2151n(d) and 2304(b)) relating to the Democratic Republic of the Congo or an adjoining country.

DRC CONFLICT UNDETERMINABLE

The term DRC conflict undeterminable means, with respect to any product manufactured or contracted to be manufactured by an registrant, that the registrant is unable to determine, after exercising due diligence as required, whether or not such product qualities as DRC conflict free.

AMSC

64 Jackson Road | Devens MA 01434 | +1 (978) 842-3000

www.amsc.com